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Exhibit 12

Chesapeake Funding LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year ended December 31,				Period from June 24, 1999 (inception) through December 31,
	2003	2002	2001	2000	1999
Earnings available to cover fixed charges:
Income before income taxes	$66,079	$84,646	$97,793	$82,130	$36,412
Plus: fixed charges	54,373	63,831	115,722	172,764	71,776

Earnings available to cover fixed charges	$120,452	$148,477	$213,515	$254,894	$108,188

Fixed charges:
Interest expense	$46,415	$63,831	$115,722	$172,764	$71,776
Interest expense on mandatorily redeemable PMI	7,958	—	—	—	—

Total fixed charges	$54,373	$63,831	$115,722	$172,764	$71,776

Ratio of earnings to fixed charges	2.22x	2.33x	1.85x	1.48x	1.51x

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  Exhibit 12
Chesapeake Funding LLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)